SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                            SCHEDULE 13G/A

               Under the Securities Exchange Act of 1934

                          (Amendment No. 19)

                      Phillips Petroleum Company
               -----------------------------------------
                           (Name of Issuer)

                     Common Stock, $1.25 par value
               -----------------------------------------
                    (Title of Class of Securities)

                               718507106
               -----------------------------------------
                            (CUSIP Number)


CUSIP NO.    718507106
           -------------
-----------------------------------------------------------------------
 (1)  Names of Reporting Persons   |  Thrift Plan of Phillips Petroleum
                                   |  Company*
-----------------------------------------------------------------------
                                                       |(a)
 (2)  Check the Appropriate Box if a Member of a Group |---------------
                                                       |(b)           X
-----------------------------------------------------------------------
 (3)  SEC Use Only                                     |
-----------------------------------------------------------------------
 (4)  Citizenship or Place of Organization             |       Oklahoma
-----------------------------------------------------------------------
 Number of Shares        (5)  Sole Voting Power        |              0
 Beneficially Owned      ----------------------------------------------
 by Each Reporting       (6)  Shared Voting Power      |     18,024,498
 Person With             ----------------------------------------------
                         (7)  Sole Dispositive Power   |              0
                         ----------------------------------------------
                         (8)  Shared Dispositive Power |     18,024,498
-----------------------------------------------------------------------
 (9)  Aggregate Amount Beneficially Owned by Each      |
        Reporting Person                               |     18,024,498
-----------------------------------------------------------------------
(10)  Check if the Aggregate Amount in Row (9)         |
        Excludes Certain Shares                        |
-----------------------------------------------------------------------
(11)  Percent of Class Represented by Amount in Row 9  |           6.2%
-----------------------------------------------------------------------
(12)  Type of Reporting Person                         |             EP
-----------------------------------------------------------------------
*Known as Thrift Plan of Phillips Petroleum Company and Subsidiary
 Companies until June 10, 1992.


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Item 1(a).  Name of Issuer

            Phillips Petroleum Company


      (b).  Address of Issuer's Principal Executive Offices

            Phillips Building, Bartlesville, Oklahoma  74004


Item 2(a).  Name of Person Filing

            Thrift Plan of Phillips Petroleum Company


      (b).  Address of Principal Business Office

            Phillips Building, Bartlesville, OK  74004


      (c).  Citizenship

            Oklahoma


      (d).  Title of Class of Securities

            Common stock, $1.25 par value


      (e).  CUSIP Number

            718507106


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a

            (a) [ ] Broker or Dealer registered under Section 15 of the
                    Act

            (b) [ ] Bank as defined in section 3(a)(6) of the Act

            (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

            (d) [ ] Investment Company registered under section 8 of
                    the Investment Company Act

            (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

            (f) [X] Employee Benefit Plan, Pension Fund which is
                    subject to the provisions of the Employee
                    Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)


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            (g) [ ] Parent Holding Company, in accordance with
                    Section 240.13d-1(b)(ii)(G) (Note:  See Item 7)

            (h) [ ] Group, in accordance with
                    Section 240.13d-1(b)(1)(ii)(H)


Item 4.     Ownership

            (a) Amount Beneficially Owned at
                December 31, 1996                            18,024,498

            (b) Percent of Class          6.2%

            (c) Number of shares as to which such person has

                  (i)  sole power to vote or to direct
                       the vote                                       0

                 (ii)  shared power to vote or
                       to direct the vote                    18,024,498

                (iii)  sole power to dispose or
                       to direct the disposition of                   0

                 (iv)  shared power to dispose or
                       to direct the disposition of          18,024,498


Item 5.     Ownership of Five Percent or Less of a Class

            Not applicable.


Item 6.     Ownership of More than Five Percent on Behalf of Another
            Person

            All shares held by the Thrift Plan are held for the benefit of current or former employees of Phillips Petroleum Company and subsidiary companies who are participants in the Thrift Plan. Dividends paid on the shares become assets of the Thrift Plan includable in the basis upon which participants' accounts are valued, and may be used to purchase additional shares. Participants have the right, in certain circumstances, to make withdrawals or receive distributions in cash. The funds with which such cash payments are made may result, in whole or in part, from sales of shares held by the Thrift Plan.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
            Holding Company

            Not applicable.


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Item 8.     Identification and Classification of Members of the Group

            Not applicable.


Item 9.     Notice of Dissolution of Group

            Not applicable.


Item 10.    Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              THRIFT PLAN OF PHILLIPS PETROLEUM COMPANY



                                  By  /s/ Jacqueline K. Wagner
                                     -----------------------------
                                          Jacqueline K. Wagner
                                     Member, Thrift Plan Committee

February 12, 1997


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